July 17, 2025

Philip Johnson
Executive Vice President and Chief Financial Officer
Jazz Pharmaceuticals plc
Fifth Floor, Waterloo Exchange
Waterloo Road
Dublin 4, Ireland D04 E5W7

       Re: Jazz Pharmaceuticals plc
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-33500
Dear Philip Johnson:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 1. Business
Competition, page 22

1. We note your disclosure that you have the right to receive a "meaningful royalty"
       from Hikma on net sales of the Hikma AG product. Please revise your future filings to disclose the royalty rate, or a royalty rate range not to exceed 10 percentage points, or explain to us why it would not be appropriate to do so.
Patents and Proprietary Rights, page 27

2. We note that Rylaze accounted for approximately 11% of your total net product sales for the fiscal year ended December 31, 2024. We further note from your disclosure on page 28 that you obtained your rights to Rylaze pursuant to a licensing agreement.
       Please either file the licensing agreement governing your rights to Rylaze as an exhibit to future filings or explain to us why you do not believe such exhibit is
       required. Refer to Item 601(b)(10) of Regulation S-K.
 July 17, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lynn Dicker at 202-551-3616 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences